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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12 (g) of The
                         Securities Exchange Act of 1934


                          ARONEX PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)


                DELAWARE                                  76-0196535
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


    8707 TECHNOLOGY FOREST PLACE
         THE WOODLANDS, TEXAS                             77381-1191
(Address of principal executive office)                   (Zip Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

None


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. [X]

Securities Act registration statement file number to which this form relates: not applicable.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

         TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED:               EACH CLASS IS TO BE REGISTERED:

     Rights to purchase Series One               Nasdaq National Market
   Junior Participating Preferred Stock



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock of Aronex Pharmaceuticals, Inc. (the "Company") consists of 40,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $.001 per share, of which 750,000 shares are designated as the Series One Junior Participating Preferred Stock (the "Preferred Stock").

SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

         On October 6, 1999, the Board of Directors of Aronex Pharmaceuticals, Inc. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share ("Common Stock"), of the Company. The distribution is payable on October 18, 1999 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series One Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the "Preferred Stock") at a price of $32.00, subject to adjustment. The following is a summary of the Rights; the full description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following the date of public announcement that a person or group of persons has become an Acquiring Person (as hereinafter defined) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time a person becomes an Acquiring Person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, beneficially own 20% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). The term "Acquiring Person" means any person who or which, together with all of its affiliates and associates, shall be the beneficial owner of 20% or more of the outstanding Common Stock, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on October 18, 2009 (the "Expiration Date").

         The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness

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or assets (excluding regular periodic cash dividends paid or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) above).

         The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in the Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         In the event that following a Shares Acquisition Date (the date of public announcement that an Acquiring Person has become such) the Company is acquired in a merger or other business combination transaction, or more than 50% of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right (the "Flip-Over Right").

         In the event that a person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (other than the Acquiring Person and its affiliates and associates) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, under certain circumstances, cash, other equity securities or property of the Company) having a market value equal to two times the Purchase Price of the Rights (the "Flip-In Right"). Upon the occurrence of the foregoing event giving rise to the exercisability of the Rights, any Rights that are or were at any time owned by an Acquiring Person shall become void.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Upon exercise of the Rights, no fractional shares of Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock; cash will be paid in lieu of fractional shares of Preferred Stock that are not integral multiples of one one-hundredth of a share of Preferred Stock.

         At any time prior to the earlier to occur of (i) 5:00 p.m., Houston, Texas time on the 10th day after the Shares Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"); provided, that
(i) if the Board of Directors authorizes redemption on or after the time a person becomes an Acquiring Person, then such authorization must be by Board Approval (as hereinafter defined) and (ii) the period for redemption may, upon Board Approval, be extended by amending the Rights Agreement. The term "Board Approval" means the approval of a majority of the directors of the Company. Immediately upon any redemption of the Rights described in this paragraph, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For so long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights provided that no amendment to the Rights may be made which decreases the Redemption Price. At such time as the Rights are no longer redeemable, the Rights Agreement and the terms of the Rights may be amended without the approval of any holders of the Rights to (i) cure any ambiguity, (ii) correct or supplement any defective or inconsistent provision, (iii) shorten or lengthen any time period under the Rights Agreement, or (iv) change or supplement any provision contained in the Rights Agreement which the Board of Directors deems necessary; provided, that no such supplement or amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person and its affiliates) and no such amendment shall cause the Rights to again become redeemable or cause the Rights Agreement to again become amendable except as provided therein.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration).


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DESCRIPTION OF PREFERRED STOCK

         Each one-hundredth of a share of the Preferred Stock ("Preferred Share Fraction") that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Preferred Share Fraction will have a minimum preferential quarterly dividend rate of $0.01 per Preferred Share Fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Company Common Stock.

         In the event of liquidation, the holder of a Preferred Share Fraction will receive a preferred liquidation payment equal to the greater of $0.01 per Preferred Share Fraction or the per share amount paid in respect of a share of Company Common Stock.

         Each Preferred Share Fraction will have one vote, voting together with the Company Common Stock.

         In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Preferred Share Fraction will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Preferred Share Fraction that may be acquired upon the exercise of each Right should approximate the economic value of one share of the Company's Common Stock.

         Additional information regarding the Rights is set forth in the Rights Agreement which is filed herewith as Exhibit 4.1 and incorporated herein by reference.

ITEM 2.  EXHIBITS

         3.1 Certificate of Designation of Series One Junior Participating Preferred Stock dated October 6, 1999 (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto).

         4.1 Rights Agreement, dated October 6, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

         4.2 Form of Rights Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 4.1 hereto).


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ARONEX PHARMACEUTICALS, INC.


                                       By:  /s/ Geoffrey F. Cox
                                          --------------------------------------
                                            Geoffrey F. Cox
                                            Chief Executive Officer


Dated: October 7, 1999


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                                  EXHIBIT INDEX


Exhibit No.                        Description
-----------                        -----------
         3.1      Certificate of Designation of Series One Junior Participating
                  Preferred Stock dated October 6, 1999 (attached as Exhibit A to the Rights Agreement filed as Exhibit 4.1 hereto).

         4.1 Rights Agreement, dated October 6, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

         4.2      Form of Rights Certificate (attached as Exhibit B to the
                  Rights Agreement filed as Exhibit 4.1 hereto).


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